# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ETHZilla Corporation, CIK 0001690080
CUSIP: 68236V302J
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2875 South Ocean Blvd., Suite 200, Palm Beach, Florida (FL), 33480C
Date of event which requires filing of this statement: 07/25/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002081960

## Reporting persons
- Cyber Citadel: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 14,998,198; shared voting power 0; sole dispositive power 14,998,198; shared dispositive power 0; aggregate amount beneficially owned 14,998,198 (9.99% of the class)
  Comment: Number shown in Boxes 5, 7 and 9 includes warrants held by the reporting person that are exercisable for 124,302 shares of Common Stock within 60 days of the reporting event. At no time shall warrants held by Cyber Citadel be exercisable when such exercise would result in Cyber Citadel obtaining in excess of 9.99% of the Issuer's Common Stock issued and outstanding following such exercise as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder.
  
  The percentage shown in Box 11 is based on 150,007,819 shares of Common Stock outstanding as of August 25, 2025 and 124,302 warrant shares exercisable for Common Stock held by the reporting person.
- Konstantin Lomashuk: type of reporting person: individual (IN); citizenship or place of organization: Russian Federation (1Z); sole voting power 14,998,198; shared voting power 0; sole dispositive power 14,998,198; shared dispositive power 0; aggregate amount beneficially owned 14,998,198 (9.99% of the class)
  Comment: Number shown in Boxes 5, 7 and 9 includes warrants held by the reporting person that are exercisable for 124,302 shares of Common Stock within 60 days of the reporting event. At no time shall warrants held by Cyber Citadel be exercisable when such exercise would result in Cyber Citadel obtaining in excess of 9.99% of the Issuer's Common Stock issued and outstanding following such exercise as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder.
  
  The percentage shown in Box 11 is based on 150,007,819 shares of Common Stock outstanding as of August 25, 2025 and 124,302 warrant shares exercisable for Common Stock held by the reporting person.

## Item 1. Issuer
Name of issuer: ETHZilla Corporation
Address of issuer's principal executive offices: 2875 South Ocean Blvd., Suite 200, Palm Beach, FL 33480C

## Item 2. Person Filing
Name of person filing:
Cyber Citadel
Konstantin Lomashuk
Address of principal business office or, if none, residence:
The address for the principal business office of Cyber Citadel is:
71 Fort Street, 3rd Floor
George Town, Grand Cayman KY1-1111

The address for the principal business office of Konstantin Lomashuk is:
c/o Cyber Citadel
71 Fort Street, 3rd Floor
George Town, Grand Cayman KY1-1111
Citizenship: Cyber Citadel is a Cayman Islands corporation; Konstantin Lomashuk is a citizen of Russia.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
14,998,198 shares of Common Stock.

Konstantin Lomashuk may be deemed to possess voting and dispositive power in his capacity as sole owner of a controlling interest in Cyber Citadel and its affiliates.
Percent of class: 9.99
Sole power to vote or to direct the vote: 14,998,198
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,998,198
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cyber Citadel: /s/ Petrus Dorfling Basson, Petrus Dorfling Basson, Director (10/01/2025)
- Konstantin Lomashuk: /s/ Konstantin Lomashuk, Konstantin Lomashuk (10/01/2025)